Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

ANNOUNCEMENT

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the joint announcement dated July 3, 2024 (the “Announcement”) jointly issued by Ping An Insurance (Group) Company of China, Ltd., An Ke Technology Company Limited, China Ping An Insurance Overseas (Holdings) Limited and Lufax Holding Ltd (the “Company”) in relation to, among others, the Lufax Offers. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless the context requires otherwise.

This announcement is made pursuant to Rule 2.1 of the Takeovers Code.

The board of directors of the Company is pleased to announce that Anglo Chinese Corporate Finance, Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO, has been appointed as the independent financial adviser of the Company to advise the Lufax Independent Board Committee to make a recommendation to the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in respect of the Lufax Offers. Such appointment has been approved by the Lufax Independent Board Committee pursuant to Rule 2.1 of the Takeovers Code. The letter of advice from Anglo Chinese Corporate Finance, Limited in respect of the Lufax Offers will be included in the Composite Document.

The making of the Lufax Offers is subject to the satisfaction of the pre-conditions. Accordingly, the Lufax Offers are a possibility only and may or may not be made. Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders, Lufax PSU Holders and potential investors of the Company should exercise caution when dealing in the securities of the Company and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the Board of
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, July 12, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

2